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                                                                     EXHIBIT 91

                          [LEHMAN BROTHERS LETTERHEAD]

October 14, 1997

Board of Directors
Pennzoil Company
Pennzoil Place
P.O. Box 2967
Houston, Texas 77252

Members of the Board:

     We understand that Resources Newco, Inc., a wholly owned subsidiary of Union Pacific Resources Group Inc. (together, the "Bidder"), has made a tender offer to the shareholders of Pennzoil Company (the "Company") to purchase all outstanding shares of common stock (the "Shares") of the Company, together with the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 28, 1994, between the Company and Chemical Bank, as Rights Agent, at a price of $84.00 per Share (and associated Right), net to the seller in cash, without interest thereon (the "Consideration"), upon the terms and subject to the conditions set forth in the Supplement (the "Supplement"), dated October 7, 1997, to the Offer to Purchase dated June 23, 1997 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Supplement states that if the Offer is consummated, the Bidder intends to effect a merger with the Company in which all outstanding Shares not tendered into the Offer will be converted into $84.00 in cash, without interest. The terms and conditions of the Offer are set forth in more detail in Amendment No. 27, dated October 7, 1997, to the Schedule 14D-1 originally filed by the Bidder with the Securities and Exchange Commission on June 23, 1997 (together, with any amendments or supplements thereto, the "Schedule 14D-1").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the adequacy, from a financial point of view, to the shareholders of the Company of the Consideration offered to them by the Bidder pursuant to the Offer.

     In arriving at our opinion, we reviewed and analyzed: (1) the Supplement, the Schedule 14D-1 and the specific terms and conditions of the Offer, (2) such publicly available information concerning the Company which we believe to be relevant to our analysis, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including, without limitation, certain projections of future financial performance of the Company prepared by the management of the Company, (4) a trading history of the Company's common stock and a comparison of that trading history with the trading histories of other companies that we deemed relevant,
(5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant and (6) a comparison of the financial terms of the Offer with the financial terms
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LEHMAN BROTHERS

Board of Directors
Pennzoil Company
October 14, 1997
Page 2



of certain other transactions that we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and we have relied upon such projections to arriving at our opinion. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration offered by the Bidder to the shareholders of the Company pursuant to the Offer is inadequate to such shareholders.

     We have, in the past, provided certain financial advisory and financing services to the Company and are acting as financial advisor to the Company in connection with the Offer. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may actively trade in the securities of the Company and the Bidder for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the Consideration offered to the shareholders in the Offer.

                                            Very truly yours,

                                            LEHMAN BROTHERS